EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended June 30, 2009, the McCarthy Multi-Cap Stock Fund increased accumulated net realized loss by $42 and decreased undistributed net investment income by $42.

The reclassifications have no effect on net assets or net asset value per share.